Filed by Galena Biopharma, Inc.

pursuant to Rule 425 under

the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: SELLAS Life Sciences Group Ltd

File No. of Related Registration Statement: 333-220592

GALENA BIOPHARMA, INC.

2000 CROW CANYON PLACE, SUITE 380

SAN RAMON, CA 94583

(855) 855-4253

November 29, 2017

Dear Stockholders:

We previously mailed you a proxy statement/prospectus/consent solicitation statement, dated November 6, 2017, regarding the special meeting of stockholders to be held on December 15, 2017 (“Special Meeting”). We are seeking your approval of a business combination transaction in which the businesses of Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd (“SELLAS”) will be combined (the “Merger”).

As we have disclosed in the materials sent to you, if the Merger is not completed, Galena may elect to liquidate its remaining assets and there can be no assurances as to whether any cash would be available to distribute to Galena’s stockholders after paying Galena’s debts and other obligations. We believe a liquidation of Galena would be the worst possible outcome for Galena’s stockholders and, therefore, recommend that stockholders approve the proposals discussed below.

There are ten proposals for consideration at the Special Meeting (the “Proposals”). We note the following regarding the Proposals:

•	Proposals 1, 2 and 3 must be approved by stockholders for the Merger to occur;

•	If approved, Proposal 4 would provide the continuing company with the ability to raise the necessary equity capital in the future, within certain parameters, without obtaining further stockholder approval;

•	Proposal 5 relates to a new equity incentive plan and Proposal 6 relates to a new employee stock purchase plan, both of which are expected to help the continuing company attract and retain employees, directors and consultants;

•	Proposal 7 relates to the amendment of Galena’s bylaws so they are more in accordance with the standard bylaws among public companies; and

•	Proposal 8 relates to an amendment to Galena’s amended and restated certificate of incorporation to allow the board of directors to adopt, amend or repeal Galena’s bylaws, which is more in line with standard bylaws of public companies;

•	Proposal 9 relates to a non-binding, advisory vote on the compensation that will be paid or may become payable to Galena’s named executive officers in connection with the Merger;

•	Proposal 10 relates to adjourning the Special Meeting in the event there are not sufficient votes to approve the Proposals mentioned above.

Please refer to the proxy statement/prospectus/consent solicitation statement for a complete description of each of the Proposals.

The Galena board of directors believes that approval of each of the Proposals is important to Galena and the ongoing business of the continuing company after the Merger. Accordingly, the Galena board of directors unanimously recommends that stockholders vote “FOR” each of the Proposals.

Your vote is very important. It is imperative that you vote your shares, as unvoted shares may prevent the approval of the Merger.

Please Vote Your Galena Shares Today!

There are three ways to vote your Galena shares without attending the Special Meeting in person – each only taking a few moments:

•	By Internet: If you have Internet access, you may submit your proxy by following the Internet voting instructions on the proxy card or voting instruction card sent to you.

•	By Telephone: You may submit your proxy by following the telephone voting instructions on the proxy card or voting instruction card sent to you.

•	By Mail: You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or other nominee, and mailing it in the self-addressed, postage prepaid envelope provided to you.

Enclosed with this letter is a supplement that contains certain clarifications and additions to the proxy statement/prospectus/consent solicitation statement. The supplement does not modify the terms of the Merger or the Proposals.

If you need assistance in voting your shares or have questions regarding the Special Meeting, please contact Galena’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of Galena Biopharma, Inc.

Sincerely,

Stephen F. Ghiglieri

Interim Chief Executive Officer and Chief Financial Officer

If you have questions or need assistance in voting your shares, please contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com